FOR IMMEDIATE RELEASE

PRIME ACQUISITION CORP.

ANNOUNCES CLOSING OF ITS INITIAL PUBLIC OFFERING

New York, New York, March 31, 2011 – Prime Acquisition Corp. (Nasdaq: PACQU) (the “Company”) today announced the closing of its initial public offering on March 30, 2011. The initial public offering was for an aggregate of 3,600,000 units at $10.00 per unit. Each unit consists of one share of common stock and one warrant. In addition, the underwriters have a 45-day option to purchase up to an additional 540,000 units from the Company at the initial public offering price to cover over-allotments, if any. The Company also announced the completion of a private placement of 2,185,067 warrants at $0.75 per warrant to members of its founding shareholders and certain of their designees (with Chardan Capital Markets, LLC purchasing 240,000 warrants for an aggregate purchase price of $180,000). An audited balance sheet as of March 30, 2011 reflecting receipt of the proceeds of the initial public offering and the private placement will be included by the Company as an exhibit to a Report of Foreign Private Issuer on Form 6-K to be filed by the Company with the Securities and Exchange Commission.

Chardan Capital Markets, LLC acted as lead managing underwriter in the offering and Rodman & Renshaw, LLC and Maxim Group LLC acted as co-managers of the offering. Copies of the prospectus for the offering may be obtained from Chardan Capital Markets, LLC, 17 State Street, Suite 1600, New York, New York, 10004, Attn: George Kaufman.

Prime Acquisition Corp. is a blank check company recently formed to acquire through a merger, capital stock exchange, asset acquisition, stock purchase or similar business combination, or control through contractual arrangements, one or more operating businesses.

A registration statement relating to these securities was declared effective by the Securities and Exchange Commission on March 24, 2011. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such state.